Earnings to Fixed Charges						Exhibit 12

	First Quarter	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
($ in Thousands)
Earnings:
Pre-tax income from continuing operations	$19,931	261,968	219,955	232,692	197,131	143,802
Income (loss) income from equity investees	1,561	12,865	2,940	(1,890)	13,580	15,208
Pre-tax income from continuing operations before income (loss) from equity investees	18,370	249,103	217,015	234,582	183,551	128,594
Fixed charges:
Interest expense	6,152	24,354	22,771	22,428	23,063	26,361
Portion of rents representative of interest factor	971	3,542	4,091	4,234	4,276	4,011
Total fixed charges	7,123	27,896	26,862	26,662	27,339	30,372
Distributed income of equity investees	2,027	8,057	3,259	3,687	12,163	14,342
Income, as adjusted	$27,520	285,056	247,136	264,931	223,053	173,308
Ratio of earnings to fixed charges	3.9x	10.2x	9.2x	9.9x	8.2x	5.7x